FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: August 31, 2004                                                   By :    /s/David Patterson/s/
                                                                    Title:     CEO

DONNER MINERALS LTD.

                                                                                       Number: 013-04
Dated: August 23, 2004                   TSX Venture Exchange Symbol: DML
                              Frankfurt Stock Exchange Symbol: DNL

DRILLING TO BEGIN AT RAINBOW

VANCOUVER (August 23, 2004) – Harvey Keats, President of Donner Minerals Ltd., is pleased to provide an exploration update on the Company’s Rainbow Nickel Project, located in Nunavut.

The 2004 exploration program, which is currently underway, consists of an airborne magnetic and electromagnetic survey, a ground magnetic and electromagnetic survey, geological mapping, prospecting and 1,000 metres of diamond drilling. Geological mapping, prospecting and initial ground geophysical surveys have been underway since mid-July and drilling is expected to begin tomorrow. Exploration work on the Rainbow Nickel Project is being carried out by project operator, Falconbridge Limited.

Drilling will focus on geophysical targets related to previously identified nickel sulphide showings and on new geophysical targets.

The 180 square kilometre Rainbow Nickel Project is located 240 kilometres west of Hudson Bay and 380 kilometres northwest of Churchill, Manitoba. The Rainbow Project is characterized by nickel mineralization associated with komatiitic ultramafic rocks, basalts and sedimentary rocks comprising a volcano-sedimentary basin broadly similar to Kambalda in Western Australia, the Thomson Nickel Belt in northern Manitoba and the Raglan area in northern Quebec.

Sporadic exploration of the project area has occurred from the 1940’s, mostly for iron formation hosted gold deposits. In 1977 Noranda prospected for gold, mapped parts of the area, completed an INPUT magnetic / electromagnetic survey, and located nickel sulphide mineralization. Noranda prospected the area further in 1990 and 1991 for high-grade komatiitic nickel deposits.

The Main Zone consists of blocks and boulders of disseminated to massive sulphides, interpreted to be in place or locally derived. Sulphides occur within ultramafic volcanic units or along contacts with mafic members. Mineralization tends to be largely restricted to the lower portion of the ultramafic flows. Sixteen grab samples taken by previous operators from the Main Zone range from 1.47% to 2.65% nickel and from 0.15% to 0.46% copper.

A glacial boulder approximately 1 kilometre southeast and down ice from the Main Zone assayed 4.7% nickel. A separate glacial boulder approximately 2 kilometres down ice from the Main Zone assayed 7.4% nickel. The glacial boulders were identified and assayed by previous operators and are interpreted to be from the vicinity of the Main Zone, but they may be more locally derived.

Seven grab samples taken by previous operators from outcrop showing located approximately 1 kilometre southwest of the Main Zone, in an area known as the West Zone, ranged from 0.42% to 0.86% nickel, and from 0.04% to 0.06% copper, however one additional sample assayed 3.00% nickel.

The known nickel sulphide mineralization was not drilled by Noranda. Three short holes were drilled south of the known mineralization by Inco in the 1950’s and appear to be in the stratigraphy of interest.

Donner has the option to earn a 50% participating joint venture interest in the Property from Falconbridge by incurring a total of $4.5 million of expenditures on exploration and related work on or before May 31, 2007. The 2004 program is expected to cost approximately $1,500,000. TSX Venture Exchange approval of the Company’s Rainbow Nickel Project Option Agreement with Falconbridge Limited remains outstanding.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

“Harvey Keats”
President

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
157 Alexander Street, 3rd Floor, Vancouver, V6A 1B8, British Columbia Canada
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com